345 Inverness Drive South

Building C, Suite 310

Englewood, CO 80112

T 303-858-8358

F 303-858-8431

gevo.com

July 14, 2016

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Christopher Ronne

Re:	Gevo, Inc.
Registration Statement on Form S-3
File No. 333-211370 (the “Registration Statement”)

Dear Mr. Ronne:

Reference is made to our letter dated July 13, 2016 (the “Acceleration Request”), which requested that the Registration Statement be declared effective at 4:00 p.m. on July 18, 2016, or as soon thereafter as practicable. We now respectfully withdraw the Acceleration Request.

Thank you for your assistance. If you should have any questions, please contact Melissa Garcia of Paul Hastings, LLP, counsel to the registrant, by telephone at (858) 458-3054.

Very truly yours,

GEVO, INC.

By:	/s/ Geoffrey T. Williams, Jr.
	Name:	Geoffrey T. Williams, Jr.
	Title:	General Counsel and Secretary

cc:	Mike Willis, Gevo, Inc.
Teri O’Brien, Paul Hastings LLP
Deyan Spiridonov, Paul Hastings LLP